ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
URON INC.

The undersigned duly authorized officer of URON Inc., a corporation organized under the laws of the State of Minnesota, to amend its Articles of Incorporation, as amended and restated on May 30, 2007 (the “Articles of Incorporation”), in accordance with the Minnesota Business Corporation Act, hereby certifies:

FIRST: The name of the corporation is URON Inc.

SECOND: Article III of the Articles of Incorporation is hereby amended to read in its entirety as follows:

ARTICLE III
CAPITAL

A. The corporation is authorized to issue 250,000,000 shares of capital stock, each having no par value per share (unless, in the case of a certificate of designation setting out the rights, preferences and privileges of any preferred stock, otherwise designated by the board of directors). Each share of the corporation’s common stock shall be entitled to one vote on all matters requiring a vote of the corporation’s shareholders. Unless otherwise specifically so designated upon issuance, all shares of capital issued by the corporation shall be common stock.

B. In addition to any and all powers conferred upon the corporation’s board of directors by the laws of the State of Minnesota, the board of directors shall have the authority to establish by resolution more than one class or series of capital stock, common or preferred, and to fix the relative rights, restrictions and preferences of any such different classes or series, and to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversions of the corporation’s outstanding shares.

C. The board of directors shall also have the authority to issue rights to convert any of the corporation’s securities into shares of stock of any permitted class or classes, the authority to issue options to purchase or subscribe for shares of stock of any permitted class or classes, and the authority to issue share-purchase or subscription warrants or any other evidence of such option rights which set forth the terms, provisions and conditions thereof, including the price or prices at which such shares may be subscribed for or purchased. Such options, warrants and rights may be transferable or nontransferable and separable or inseparable from the corporation’s other securities. The board of directors is authorized to fix the terms, provisions and conditions of such options, warrants and rights, including the conversion basis or bases and the option price or prices at which shares may be subscribed for or purchased.

D. No shareholder of the corporation shall have any preemptive rights.

E. No shareholder of the corporation shall have any cumulative-voting rights.

THIRD: The foregoing amendment to the Articles of Incorporation shall be effective upon the filing of these Articles of Amendment.

IN WITNESS WHEREOF, URON Inc. has caused its duly authorized officer to execute this certificate on this 17th day of March, 2008.

/s/ Christopher Larson
Christopher Larson,
President and Chief Executive Officer